I, Alexander Melehy, certify that:

(1) the financial statements of Woodpecker Technologies, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Woodpecker Technologies, LLC included in this Form reflects accurately the information reported on the tax return for Woodpecker Technologies, LLC filed for the fiscal year ended December 31st, 2017.

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Alexander Melehy
Founder & CEO

June 28th, 2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.